Exhibit 99.10

Management’s Discussion and Analysis

Three and six months ended June 30, 2020

Amounts in United States dollars

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

1.	Overview

Orla Mining Ltd. is a mineral exploration and development company which trades on the Toronto Stock Exchange under the ticker symbol OLA. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. Refer to page 24 of this document for a list of abbreviations used.

Our corporate strategy is to acquire, develop and operate mineral properties where our expertise can substantially increase shareholder value. We have two material gold projects with near-term production potential based on open pit mining and heap leaching – the Camino Rojo Oxide Gold Project located in Zacatecas State, Mexico, and the Cerro Quema Gold Project located in Los Santos Province, Panama.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our condensed consolidated interim financial statements for the quarter end June 30, 2020. You can find additional information regarding the Company, including our Annual Information Form, on SEDAR under the Company’s profile at www.sedar.com.

All monetary amounts herein are expressed in United States dollars ($ or US$) unless otherwise stated. C$ refers to Canadian dollars.

This MD&A is current as of August 10, 2020.

Hans Smit, P.Geo, is the Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”). He has reviewed and approved the technical information disclosed in this MD&A.

2.	HIGHLIGHTS

During the quarter ended June 30, 2020, and to the date of this MD&A:

A.	Projects

•	We have anticipated receipt of the required permits to allow us to commence construction of the Camino Rojo Oxide Gold Project in mid-2020. However, review by the Mexican Federal Environment Department (“SEMARNAT”) of the documents required to obtain an operating permit has been delayed by government office closures resulting from the COVID-19 Global Health Emergency. The Mexican Federal Environment Department (“SEMARNAT”) has resumed conducting reviews on Environmental Impact Statements (“Manifestos de Impacto Ambiental” or “MIA”) as of June 1, 2020.

•	Approximately 58% of the Detailed Engineering at Camino Rojo has been completed and purchase orders have been placed for long lead equipment.

•	An update to the Camino Rojo Feasibility Study is being prepared to include the layback area resulting in a larger oxide pit from the previously announced agreement with Fresnillo Plc (“Fresnillo”).

•	Return-to-Work plans and protocols have been implemented at Camino Rojo and Cerro Quema and subsequently approved by the health authorities in each country.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

B.	Financing and Corporate

•	Cash and cash equivalents balance at June 30, 2020 of $55 million.

•	Appointed Andrew Cormier as the Chief Operating Officer in April 2020.

•	Appointed Sean Spraggett as the General Manager, Panama, in July 2020.

C.	Exploration and Other Project Development

•	We advanced the Camino Rojo Sulphide Project during the quarter which included additional studies on the resource model and metallurgical testing. Based on the results of these programs, a 5,000-metre diamond drilling program will be undertaken this year to test the geological model and collect samples for additional metallurgical testing.

•	Regional exploration in Mexico has begun at Las Miserias with 5 of 10 trenches completed to date. Reverse circulation (“RC”) drilling commenced in July with a total of 6,000 metres (“m’) planned. An additional 3,000 m of diamond drilling is planned by the end of the year based on the results from the RC program.

•	In Panama, the Company continued work to update the Cerro Quema Pre-Feasibility Study. The required field work to support the study has been planned and is expected to begin in the third quarter.

COVID-19 Global health emergency

The global outbreak of the novel coronavirus (“COVID-19”) in 2020 has had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which we conduct our business. Our activities have been restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As of the date of this MD&A, it is not possible to determine the extent of the impact that this global health emergency will have on our activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation.

On March 20, 2020, Orla suspended all activities at the Camino Rojo and Cerro Quema projects due to government mandated stay-at-home orders issued in response to the COVID-19 Global Health Emergency.

In the second half of May 2020, health officials in Mexico allowed certain industries to restart activites provided they were following all preventive measures. Government offices have resumed reviewing permit applications at a reduced capacity. Procurement and detailed engineering work continues on a remote basis. However, if the current situation results in a delay in obtaining the required environmental permit, it may impact the timing of our contruction schedule, and consequently our timing to production. Authorization to resume activities at Camino Rojo was received from the Mexican health authorities on May 23, 2020 after a plan was presented and all requirements met for a safe return to work.

On June 1, 2020, the Panamanian government announced Phase 2 of re-opening, which includes the mining industry. We submitted COVID-19 protocols for the re-opening of site operations and on July 8, 2020 we received approval from the Ministry of Health of Panama for a gradual re-opening of activities. We are planning the restart of exploration activities for September 2020.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

We continue to monitor our activities, in particular with regard to the safety of our personnel and the communities where we conduct our activities.

3.	OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

•	Continue safe restart of operations in Mexico and Panama and support the continued health of our employees and local communities.

•	Receive approval for the Environmental Impact Statement (“MIA”) for the Camino Rojo Oxide Project and commence project construction.

•	Complete Layback Agreement with Fresnillo for the Camino Rojo Oxide Project.

•	Advance both oxide and sulphide exploration programs at Camino Rojo and at Cerro Quema.

•	Progress Camino Rojo Sulphide Project studies.

•	Update the Pre-Feasibility Study at Cerro Quema Oxide Project.

•	Release a maiden mineral resource estimate for the Caballito discovery at Cerro Quema in Panama.

4.	DISCUSSION OF OPERATIONS

A.	Camino Rojo, Mexico

Project Description and History

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine and consists of seven concessions covering in aggregate 163,127 hectares. In November 2017, we acquired the Camino Rojo Project from Goldcorp Inc. (now, “Newmont”). Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with untested exploration potential.

Canplats Resources Corporation (“Canplats”) initially discovered gold-silver mineralization at Camino Rojo in 2007, and subsequently completed 39,725 metres of drilling, largely delineating the shallow oxide mineralization. Canplats also carried out metallurgical studies prior to being acquired by Newmont in 2010. Newmont then completed more than 250,000 metres of drilling, conducted airborne and ground geophysical surveys, did extensive geological and mineralogical investigations, and conducted numerous metallurgical studies, which included detailed mineralogical studies, column leach tests on oxide material, size fraction analysis, variability test work and sulphide flotation studies.

The Ejido San Tiburcio holds the surface rights over the main area of known mineralization. Exploration has been carried out under the authority of agreements between the project operators and the Ejido San Tiburcio. There is a 30-year temporary occupation agreement in place with the Ejido San Tiburcio, with the right to expropriate, covering all the area of the mineral resource and area of potential development described in the “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective June 25, 2019 (the “Camino Rojo Report”). Other temporary occupation agreements allow surface access for exploration activities in various other parts of the concession package. The Company has water rights in the area of the proposed development.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

The Company has full rights to explore, evaluate, and exploit the property. However, if sulphide projects are defined through one or more positive pre-feasibility studies with development scenarios either (i) exceeding 500 million tonnes of proven and probable reserves developed as a stand alone operation, or (ii) using the existing infrastructure at the Peñasquito mine, Newmont would have an option to enter into a joint venture with Orla at a 60% or 70% level respectively, for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project. Upon meeting one of the development scenario criteria, if Newmont then chooses to exercise its option, Orla’s share of the costs to develop a sulphide project would be, at Orla’s option, carried to production by Newmont. If Newmont acquires a portion of a sulphide project in the future through the exercise of its option, Orla would retain a right of first refusal on the future sale by Newmont of any portion of that sulphide project. The Camino Rojo Asset Purchase Agreement was filed on SEDAR on June 28, 2017. Details of the joint venture are available in our news release dated November 7, 2017, which is available here.

On June 24, 2019, we issued the results of a positive Feasibility Study along with a mineral reserve estimate on the Camino Rojo Oxide Gold Project. The Feasibility Study supports a technically simple open-pit mine and heap-leach operation with low capital and operating costs providing rapid payback and a strong financial return. An independent technical report prepared in accordance with the requirements of NI 43-101 is available at www.sedar.com under Orla's profile and on our website at www.orlamining.com.

Camino Rojo Feasibility Study

The Camino Rojo Feasibility Study considers near-surface open pit mining of 44.0 million tonnes of oxide and transitional ore at a throughput rate of 18,000 tonnes per day for an average life of mine gold production of 97,000 ounces annually. Ore from the pit will be crushed to 80% passing 28 mm, conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. Pregnant solution from the heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced. The site's proximity to infrastructure, low stripping ratio, compact footprint and flat pad location all contribute to project simplicity, low initial capital of $123 million and low estimated all-in sustaining cost (“AISC”) of $576 per ounce of gold.

The Feasibility Study was prepared by a team of independent industry experts led by Kappes Cassiday and Associates ("KCA") and supported by Independent Mining Consultants ("IMC"), Resource Geosciences Incorporated ("RGI"), Barranca Group LLC, Piteau Associates Engineering Ltd., and HydroGeoLogica Inc. (“HGL”).

The Feasibility Study incorporates geological, assay, engineering, metallurgical, geotechnical, environmental and hydrogeological information collected by Orla and previous owners since 2007, including 370,566 metres of drilling in 911 holes. Predicted average gold recoveries of 64% are based on results from 85 column tests.

Operating costs are based on contract mining with all other mine components being owned and operated by Orla. Capital costs were estimated using budgetary supplier quotes for all major and most minor equipment as well as contractor quotes for major construction contracts.

The proposed mine is located 3 kilometres from a paved four lane highway and approximately 190 kilometres from the city of Zacatecas. The area is flat and there are no known social or environmental impediments to mining. Orla has all surface, mineral and water rights required to develop the project as presented in the Feasibility Study and existing wells produce in excess of the average 24 litres per second of water required for the project.

There are no residents within the area of proposed development. The town of San Tiburcio is located 4 kilometres to the east of the proposed development. Orla has a Collaboration and Social Responsibility Agreement with the Ejido San Tiburcio and a 30-year temporary occupation agreement with an expropriation right over the 2,497 hectares covering the proposed pit and infrastructure area. Orla has an active community and social program in San Tiburcio and other nearby communities of El Berrendo and San Francisco de los Quijano.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

We had anticipated commencing construction of the Camino Rojo Oxide Gold Project in mid-2020 upon receipt of all required permits. Government review of the documents required to obtain an operating permit has been delayed by COVID-19 closures and the final permit is now expected during the second half of 2020. Provided the permit is granted in the next few months, we expect first gold production in the second half of 2021.

Mineral Reserves

Camino Rojo comprises intrusive related, sedimentary strata hosted, polymetallic gold, silver, arsenic, zinc, and lead mineralization. The mineralized zones correspond to zones of sheeted sulphidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Mineralization is almost completely oxidized to a depth of approximately 120 metres and then variably oxidized below (transitional to sulphide). The mineral resource estimate was divided into oxide, high and low transitional, and sulphide material. Only the oxide and transitional material were considered in the Feasibility Study for heap leach extraction.

The mineral reserve estimate for Camino Rojo is based on an open pit mine plan and mine production schedule developed by IMC. All mineral reserves are located on, and are accessible from, Orla's concessions and support the 6.8-year mine life.

The new mineral reserve estimate at Camino Rojo includes proven and probable mineral reserves of 44.0 million tonnes at a gold grade of 0.73 grams per tonne ("g/t") and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. All mineral reserves are contained and accessible from within Orla's mineral concessions.

Mineral Resources

As part of the Feasibility Study efforts, IMC updated the mineral resource estimate from the previous estimate prepared as of April 27, 2018 and previously reported in Orla's May 29, 2018 news release. Mineral resources were divided between oxide and transitional material that could possibly be extracted by open pit mine and processed in a heap leach operation ("Leach Resource") and sulphide material that could possibly be extracted by open pit and processed in a mill ("Mill Resource"). For the Mill Resource, estimates were made for contained gold, silver, lead and zinc. As lead and zinc would not be recovered in a heap leach operation, only gold and silver were estimated for the Leach Resource.

Updated measured and indicated mineral resources, inclusive of mineral reserves, amount to 353.4 million tonnes at 0.83 g/t gold and 8.8 g/t silver, resulting in an estimated 9.46 million ounces of gold and 100.4 million ounces of silver. Inferred mineral resources are 60.9 million tonnes at 0.87 g/t gold and 7.4 g/t silver, resulting in an estimated 1.70 million ounces of gold and 14.5 million ounces of silver.

The mineral reserve and resource estimate for Camino Rojo is available in the Company’s Annual Information Form which was filed on SEDAR on March 23, 2020, and is also accessible on the Company’s website at www.orlamining.com. All of the mineralization comprised in Orla’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on executing the Layback Agreement with Fresnillo, which addresses the oxide and transition portion of the mineral resources that are amendable to heap leaching, and a subsequent agreement addressing the sulphide mineral resources that are not amendable to heap leaching. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on the proposed Layback Agreement and a subsequent agreement being obtained with Fresnillo.

The Feasibility Study in the Camino Rojo Report was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on Fresnillo’s mineral titles. Accordingly, delays in, or failure to obtain, the Layback Agreement with Fresnillo to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the Camino Rojo Report.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Additional details on mineral reserve and resource assumptions, risks and data verification can be found in the independent technical report dated June 25, 2019 prepared in accordance with the requirements of NI 43-101 and available at www.sedar.com under Orla's profile and on the Company’s website at www.orlamining.com.

Layback Agreement

On March 23, 2020, Orla announced that it had entered into a non-binding letter agreement with Fresnillo as to the commercial terms on which the Corporation would obtain the right to expand the oxide pit at the Camino Rojo Project onto part of Fresnillo’s mineral concession located immediately to the north of Orla’s property under a proposed Layback Agreement. The proposed Layback Agreement will allow access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the Camino Rojo Report. In addition, the Layback Agreement will provide Orla with the right to mine from Fresnillo’s mineral concession, and recover, for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit.

Under the terms of the proposed Layback Agreement, Orla would pay Fresnillo a total cash consideration of $62.8 million based on the following schedule: (i) $10 million due upon the execution of the Layback Agreement; (ii) $15 million due upon Orla having received all funding and permits required for construction and development; or July 1, 2020, whichever is sooner (subsequently revised to the date the Layback Agreement is entered into); (iii) $15 million due no later than (a) 12 months following the commencement of commercial production at the Camino Rojo Project or (b) December 1, 2022, whichever is earlier; and (iv) $22.8 million due no later than (a) 24 months following the commencement of commercial production at the Camino Rojo Project or (b) December 1, 2023, whichever is earlier. The amounts for the third and fourth payments shall bear an interest rate of 5% per annum from the date the Layback Agreement is entered into until the date of payment.

The non-binding letter agreement with Fresnillo has a term of 12 months and remains subject to execution of the Layback Agreement between the parties, which is currently underway and expected during the third quarter of 2020. The proposed Layback Agreement will not preclude or restrict Fresnillo from participating in any future development of the sulphide mineral resource at the Camino Rojo Project.

There can be no assurance that we will be able to negotiate the proposed Layback Agreement on terms that are satisfactory to us or that there will not be delays in obtaining the necessary agreement. Delays in, or failure to obtain, the proposed Layback Agreement with Fresnillo to conduct mining operations on its mineral titles would affect the development of a portion of the oxide and transitional mineral resources of the Camino Rojo Project that are not included in the Feasibility Study, in particular by limiting access to mineralized material at depth. We will require a different agreement with Fresnillo to develop the sulphide portion of the mineral resources. Should a subsequent agreement to access the sulphide mineral resource with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

Permitting

Exploration and mining activities in Mexico are subject to control by SEMARNAT, the federal government department which has authority over the two principal permits: (1) the Environmental Impact Statement (“Manifesto de Impacto Ambiental” or “MIA”, accompanied by a Risk Study), and (2) a Change of Land Use permit (“CUS”) accompanied by a Technical Justification Study (“ETJ”).

In early 2018, Orla resumed environmental assessment activities on the project and surrounding area under the guidance of independent environmental permitting consultant Patricia Aguayo. Data from this work was used in conjunction with information collected by previous operators and project information collected from Orla's consulting engineers to prepare the documents needed to apply for the MIA and CUS permits. The project is not located in an area with any special federal environmental protection designation and no factors were identified that would be expected to hinder authorization of required environmental permits.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Permitting documents were submitted to SEMARNAT during the third quarter of 2019. The Company was notified that the CUS was accepted on December 12, 2019 and paid the required fees on January 17, 2020. The Company received a series of questions and requests for additional information on the MIA on November 12, 2019. This is a normal part of the process. A reply was submitted to this on December 20, 2019. On January 13, 2020, SEMARNAT notified the Company of a one-time 60 working-day extension to the MIA review. This would have resulted in the review being completed during the first half of 2020. However, the SEMARNAT offices were closed on March 19, 2020 due to the COVID-19 Global Health Emergency. On June 1, 2020 SEMARNAT resumed reviewing permits at a reduced capacity.

We plan to build and operate the project in accordance with International Finance Corporation Performance Standards, as well as the International Council on Mining and Metals principles. We have contracted ERM, a global consulting company, to review the environmental assessment and proposed mitigation measures for the project.

Development activities

Subsequent to submitting our permit applications in August 2019, we have focussed our work on the detailed engineering and planning required to start construction in 2020. In September 2019, we awarded the engineering, procurement, and construction management (“EPCM”) contract for the Camino Rojo Oxide Gold Project to M3 Engineering & Technology Corporation (“M3”), a full service EPCM firm headquartered in Tucson, Arizona.

As of June 30, 2020, approximately 58% of the detailed engineering had been completed. We have placed purchase orders for the crushing package and the heap leach stacking system and have made cash down payments of approximately $11 million for these items.

Additional activities completed during the quarter include:

•	Convened a COVID-19 Emergency Committee to monitor the latest information on the pandemic, and developed plans and protocols for the safe return to work;

•	Continued detailed engineering;

•	Approximately 36% of the project budget has been committed for purchase orders and contracts.

Camino Rojo Project Loan

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”). The Credit Facility was arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle Mines Limited (“Agnico Eagle”), Pierre Lassonde, and Trinity Capital.

The Credit Facility provides a total of $125 million to the Company, available in three tranches. The first tranche of $25 million was drawn down by the Company on December 18, 2019 upon execution of the definitive loan documentation. Tranches 2 and 3 provide $50 million each, available for drawdown after meeting certain covenants and after satisfaction of conditions precedent, including the receipt of certain key permits required for the development of the Camino Rojo project. There is no guarantee that all conditions precedent and covenants will be met in a timely manner and failure to do so could delay or prevent further draws from the Credit Facility in the future.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Regional exploration

As well as development-related activities, we continue to conduct a regional exploration program. Work completed during the quarter included geological mapping and rock sampling.

Work on the project will continue to focus on development-related activities. Regional exploration will continue to involve geology and sampling followed by geophysics in areas where potentially favourable indicators are found. A well-defined chargeability anomaly that is roughly 1,000 by 400 metres in size in the southwest part of the property will be drilled tested, as will a coincident IP and magnetic anomaly northeast of the resource area. Regional exploration has started at Las Miserias with 5 of 10 trenches completed. RC drilling will commence in July with a total of 6,000 metres (“m”) planned. An additional 3,000 m of diamond drilling are planned by the end of the year based on results of the first phase.

Community and social

We maintain an active community, social relations and environmental management program. During the quarter, there were no environmental incidents. Community activities during the second quarter of 2020 were primarily focused on supporting our local communities and the challenges faced as result of COVID-19 impacts:

•	Provided support to the local health center during the COVID-19 pandemic including the donation of food, medical and protective equipment;
•	Provided training and educational materials regarding the coronavirus to local communities;
•	Continued to provide support to the community in efforts to maintain a doctor assigned to the community.

B.	Cerro Quema Project, Panama

Project Description and History

Our 100%-owned Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, proposed mine development, and the priority drill targets.

The Company owns the surface rights for land required to mine the Cerro Quema mineral reserves and to construct and operate a heap leach facility.

A predecessor company to Orla issued a mineral resource estimate and a Pre-Feasibility Study for Cerro Quema, and an independent technical report entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”).

The Cerro Quema Report envisions a standard open pit mine with two pits, one at La Pava and one at Quemita, coupled with a 10,000 tonne per day heap leach facility to extract the gold. The project estimates average head grade of 0.77 g/t Au, crush size of 80% passing minus 50 mm, and an average gold recovery of 86%. This would result in 418,000 ounces of gold production over a 5.3-year mine life.

The Cerro Quema Report, which contains the 2014 mineral resource and mineral reserve estimate and Pre-Feasibility Study, was filed on SEDAR by Pershimco Resources Inc. on August 22, 2014. You can download it from SEDAR at www.sedar.com or from the Company’s website at www.orlamining.com.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Environmental and permitting

We have an ongoing environmental management plan that includes maintaining sediment dams, reforestation of previously disturbed areas and active sediment control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018, we received two permits to use water for drilling. An existing permit that allows drilling in the areas of the current mineral resources was extended for two years in May 2018. In October 2018, the government accepted our 2018 concession tax payments, and in February 2019, we paid the 2019 concession tax payments. A new drilling permit for the Pelona area in the eastern part of the concessions was received on February 11, 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019.

We received a permit for copper exploration on October 17, 2019, two permits allowing temporary use of water for exploration drilling on November 12, 2019, and an additional two temporary water permits on January 13, 2020.

On February 3, 2020, the annual concession payments were made and accepted.

Corporate Social Responsibility

We have an active community relations program that includes providing hot lunches to 5 to 15-year-old children studying in the 12 schools located within a 15-kilometre radius of the Cerro Quema project. We also provide support for various local amateur sports teams, a youth orchestra, local fairs, and cultural events.

Exploration

There were no notable exploration activities at Cerro Quema in the second quarter of 2020. Our exploration programs are expected to begin during the third quarter of 2020.

On June 1, 2020, the Panamanian government announced Phase 2 of re-opening, which includes the mining industry. The Company submitted COVID-19 protocols for the re-opening of site operations and on July 8, 2020 we received approval from the Ministry of Health of Panama for a gradual re-opening of activities. We are planning the restart of exploration activities for September 2020.

Pre-Feasibility Study

In 2020, we plan to update the Cerro Quema Pre-Feasibility Study (“PFS”) on the oxide heap leach gold project initially completed in 2014. This will include updated mineral reserve and mineral resource estimates. In addition to the work on oxide mineralization, we will continue to advance exploration of the Caballito copper-gold sulphide discovery. This style of mineralization, identified in 2018, presents potential value to the project in addition to the current heap-leach oxide gold project. In addition to the 1.2 km long trend north of Caballito through to Quemita, the Pelona area in the eastern part of the project provides extensive target areas for additional Caballito-style mineralization.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

C.	Non-GAAP Measures

We have included certain non-GAAP performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-GAAP measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles applicable to the Company.

All-In Sustaining Costs ("AISC")

We have provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, our definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. We believe that this measure is useful to external users in assessing operating performance and the Company’s ability to generate free cash flow from current operations. Subsequent amendments to the guidance have not materially affected the figures presented.

5.	SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the accompanying condensed consolidated interim financial statements which were prepared in accordance with IAS 34 of International Financial Reporting Standards.

Effective January 1, 2020, we changed our presentation currency to United States dollars. Internally, we budget in US dollars, report internally in US dollars, our project debt is denominated in US dollars, and our engineering and EPCM reports are presented in US dollars. We believe that presenting our financial information in US dollars is more useful to us internally to manage the business, and more useful to readers because of greater comparability and greater congruence with the underlying currencies of significant transactions.

This change in the financial statement presentation currency is an accounting policy change and we have accounted for it retrospectively. The functional currencies of all our entities remained unchanged. We translated the income statements at the average exchange rates for each reporting period. We recognized exchange differences arising from translating our subsidiaries’ financial results to United States dollars in other comprehensive income.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

$ thousands	2020-Q2	2020-Q1	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2018-Q4	2018-Q3
Exploration expense	$770	$7,376	3,069	3,630	2,612	5,642	5,046	5,352
General and administrative	194	185	150	97	83	201	140	111
Professional fees	230	176	165	170	110	94	134	63
Regulatory and transfer agent	66	82	111	30	34	31	158	14
Salaries and wages	527	264	730	423	450	383	640	323
Depreciation	382	243	6	25	25	22	40	27
Share based payments	612	772	374	580	673	942	807	450
Interest income and finance costs	648	612	446	467	34	221	63	15
Foreign exchange	(1,220)	479	139	—	8	13	(88)	43
Net loss	2,209	10,189	5,190	5,422	4,029	7,549	6,940	6,398
Loss per share (basic and diluted)	$0.01	$0.05	$0.03	$0.03	$0.02	$0.04	$0.04	$0.03

In 2019, we continued work on, completed, and publicly filed the feasibility study for Camino Rojo. We commenced detailed engineering and planning for construction of Camino Rojo. Quarterly variations are due to seasonality and timing of mining concession fees, drilling activities and awaiting results from previous quarters’ exploration activities. In 2020, we commenced detailed engineering for the mine at Camino Rojo, which is now 58% complete.

The increased activity at Camino Rojo has led to the acquisition of leased equipment at the project, which has driven a corresponding increase in depreciation expense.

Administrative costs and professional fees have trended with the level of activity of the Company, and with major regulatory events such as financings and public listings. In 2018-Q4 we commenced trading on the Toronto Stock Exchange, and in 2019-Q4 we closed a $125 million project credit facility – both events caused one-time increases in regulatory fees and legal fees.

Salaries have generally increased in 2019 and into 2020 as we have grown our team in preparation for the construction phase at Camino Rojo. In 2018-Q4, we accrued for payments related to the departure of the former CEO. In 2019-Q4 we incurred payments related to the departure of the former COO.

Share based payments expense is generally related to the number of stock options and RSUs vesting during the quarter. The grants occurred during 2018-Q2, 2019-Q1, and 2020-Q1; consequently, those quarters tend to be greater than the others. The increase in share-based payments in 2018-Q4 was related to a one-time option and bonus share grant to the incoming CEO.

Interest income is directly related to cash on hand and prevailing interest rates.

The Company received $25 million in 2019-Q4 as a first draw on the Camino Rojo project loan, which caused an increase in interest expense, and we can expect larger swings in foreign exchange gains and losses, starting in that quarter. We incurred loan initiation costs and those are being amortized over the next five years.

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar and the Mexican peso versus the US dollar. Near the end of 2020-Q1, there were unusually large swings in the CAD/USD and MXN/USD exchange rates related to economic uncertainty arising from the COVID-19 pandemic.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

6.             SECOND QUARTER OF 2020

The following table is based on accompanying condensed consolidated interim financial statements prepared in accordance with IFRS. Figures are expressed in thousands of United States dollars.

		Comparison to last quarter		Comparison to same quarter last year
$ 000’s	2020-Q2	2020-Q1	Difference	2019-Q2	Difference
Exploration expense	$770	$7,376	$(6,606)	$2,612	$(1,842)
General and administrative	194	185	9	83	111
Professional fees	230	176	54	110	120
Regulatory and transfer agent	66	82	(16)	34	32
Salaries and wages	527	264	263	450	77
Depreciation	382	243	139	25	357
Share based payments	612	772	(160)	673	(61)
Interest income and finance costs	648	612	36	34	614
Foreign exchange	(1,220)	479	(1,699)	8	(1,228)
Loss for the quarter	$2,209	$10,189	$(7,980)	$4,029	$(1,820)

Exploration and evaluation expenses during the current quarter are lower than both the previous quarter and the same quarter of 2019. During 2020-Q1, we paid $2.4 million for a Change in Land Use permit, and $3.2 million for land and water use fees, which costs did not occur in the current quarter. In 2019-Q2, we were completing drilling, geology, geophysics and engineering work for the Feasibility Study which was issued later that summer.

The increase in salaries and wages from 2020-Q1 is due to the hiring of administration personnel and a new COO, as well as an accrual for severance.

During 2020-Q1, the US dollar strengthened against the Mexican peso (the functional currency of our Mexican operations) and the Canadian dollar (the functional currency of the Canadian parent corporation). During 2020-Q2 that trend reversed, and the the US dollar weakened against both currencies, We had net US$ liabilities in our Canadian company during 2020-Q2 which drove much of the FX gain in this quarter.

$25 million of the $125 million project loan was drawn down in December 2019; consequently there was no interest expense in 2019-Q2 as the loan had not yet been drawn down.

7.             LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of approximately $51 million as at June 30, 2020, compared with $21 million at December 31, 2019. During the current quarter, the Company raised C$75 million ($52.9 million, net of costs) in an equity financing and a further $1.7 milion pursuant to the exercise of options and warrants.

Historically the Company's primary source of funding has been the issuance of equity securities for cash, typically through private placements to sophisticated investors and institutions. We have issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. Our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to significant equity or debt funding.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

In December 2019, we entered into an agreement for a credit facility for the development of the Camino Rojo Oxide Gold Project. This agreement provides a total of $125 million to the Company, available in three tranches. We drew down the first tranche of $25 million on December 18, 2019 upon execution of the definitive loan documentation. Tranches 2 and 3 provide $50 million each, available for drawdown after satisfaction of conditions precedent, including the receipt of certain key permits required for the development of the Camino Rojo project.

As part of the acquisition of the Camino Rojo Gold Project in November 2017, Newmont agreed to provide interest free loans to the Company for all annual land holding costs as incurred at Camino Rojo until December 31, 2019, which loans are to be repaid in cash upon reaching commercial production at Camino Rojo. To the date of these financial statements, a total of MXN 219 million had been advanced pursuant to this agreement. No further advances are expected.

Our ability to carry out our long range strategic objectives in future periods depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing activities. We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand, and with further equity financings and draws from the Camino Rojo project loan.

The Company had material commitments for capital expenditures as of June 30, 2020. Since the beginning of this year, we have made payments totalling approximately $11 million as down payments for long-lead equipment for the Camino Rojo mine.

As of the date of this MD&A, the Company had open purchase orders in the amount of $25 million and commited contracts totalling $33 million.

8.             OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

9.             RELATED PARTY TRANSACTIONS

We had no significant or unusual transactions with related parties. Refer to note 15 of the accompanying condensed consolidated interim financial statements as and for the three and six months ended June 30, 2020.

10.          CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying condensed consolidated interim financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying condensed consolidated interim financial statements include:

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Exploration and evaluation expenditures

The application of the Company’s accounting policy for E&E expenditure requires judgement to determine whether future economic benefits are likely from either future exploitation or sale (prior to which we expense all E&E expenditures, and subsequent to which we capitalize the acquisition costs). It also requires us to make judgements on whether activities have reached a stage that permits development of the mineral resource (prior to which they are treated as E&E expenditures, and subsequent to which we treat such costs as projects under development and construction).

We apply a number of estimates and assumptions, such as the determination of the quantities and types of mineral resources, which itself involves varying degrees of uncertainty depending on resource classification (measured, indicated or inferred). These estimates directly impact accounting decisions related to our E&E expenditures.

We make certain estimates and assumptions about future events and circumstances; particularly, whether economic mineral exploitation is viable. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, we assess indicators of impairment and may conclude to write off such amounts to the statement of profit or loss.

Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment or reverse impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concession.

Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events and conditions which we used to determine the primary economic environment of that entity.

11.          FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

ORLA MINING LTD. Management’s Discussion and Analysis Three and six months ended June 30, 2020	United States dollars unless otherwise stated

12.          OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	227,152,853 common shares

•	49,275,600 warrants

•	10,784,985 stock options

•	500,000 bonus shares (all of which had vested but had not yet been settled into common shares)

•	928,026 restricted share units

•	644,525 deferred share units

You can find further details about these potentially issuable securities in the notes to the accompanying condensed consolidated interim financial statements for the three and six months ended June 30, 2020.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

13.	RISKS AND UNCERTAINTIES

As the Company has not commenced principal operations, historical revenue and expenditure trends are not indicative of future activity. The Company has committed to certain work expenditures and may enter into future agreements. The ability of the Company to fund its future operations and commitments is dependent on its ability to obtain additional financing. Risks of the Company’s business include the following:

Permits and Licenses

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development and mining operations on its properties.

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions, or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

The timing of our ability to construct a mine at Camino Rojo is subject to, and may be affected by, timely review and approval by the Mexican environmental and permitting authorities.

Foreign Country and Political Risk

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not carry political risk insurance.

Dependence on Exploration-Stage Properties

The Company’s current efforts are focused primarily on exploration stage properties. The Camino Rojo and the Cerro Quema Projects may not develop into commercially viable ore bodies, which would have a material adverse effect on the Company’s potential mineral resource production, profitability, financial performance and results of operations.

Estimates of Mineral Resources & Mineral Reserves and Production Risks

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources or grade may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

The Camino Rojo Gold Project mineral resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by another mining company (the “Adjacent Owner”) and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the Feasibility Study dated June 25, 2019, in particular by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full mineral resource. There can be no assurance that the Company will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

The Feasibility Study was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the Feasibility Study.

Mineral resource estimations for the Camino Rojo Gold Project are only estimates and rely on certain assumptions

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Gold Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the mineral resource estimates for the Camino Rojo Gold Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Gold Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the mineral resource estimate by limiting access to significant mineralized material at depth. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Whether a mineral deposit will be commercially viable depends on many factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration and development of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to life or property, environmental damage and possible legal liability. The Company’s mineral exploration activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which with greater financial resources, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, taxes, labour standards, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

Title Matters

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

Land Title

The Company has investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company's knowledge, titles to all surface rights are in good standing; however, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

Environmental Risks and Hazards

All phases of the Company’s mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, laws and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

Uninsured Risks

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Compliance with Anti-Corruption Laws

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999). In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in jurisdictions which have been perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anticorruption laws and regulations.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Conflicts of Interest

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Threat of Infectious Diseases or Outbreaks of Viruses

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel coronavirus COVID-19, and many industries, including the mining industry have been impacted. This outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.

In addition, there may not be an adequate response to emerging infectious diseases. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, governmental disruptions or other unknown but potentially significant impacts.

At this time, we cannot accurately predict what impacts there will be or what effects these conditions will have on its business, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its ability to finance, its business and financial results and the market price of its securities.

14.	FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements regarding (i) planned exploration and development programs and expenditures; (ii) the estimation of mineral resources and mineral reserves; (iii) expectations on the potential renewal of the expired mineral concessions with respect to the Cerro Quema project; (iv) proposed exploration plans and expected results of exploration from each of the Cerro Quema project and the Camino Rojo project; (v) the potential for the discovery of additional mineral resources; (vi) Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals, including but not limited to, the receipt of the Environmental & Social Impact Assessment (“ESIA”) permit related to the Cerro Quema project and other necessary permitting required to implement expected future exploration plans; (vii) community and ejido relations; (viii) requirements for additional land; (ix) availability of sufficient water for proposed operations; (x) results of feasibility studies, including but not limited to mineral resource and mineral reserve estimation, mine plans and operations, internal rates of return, sensitivities, taxes, net present values, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; (xi) upside opportunities such as pit wall angles, land agreements, and the development of the sulphide mineral resource, and exploration potential; (xii) the timing and costs for production decisions; (xiii) financing timelines and requirements, including the timing and the amount to be secured relating to the Camino Rojo project loan; (xiv) the Camino Rojo project loan, including meeting all the conditions precendent relating to tranches 2 and 3 of the project loan; (xv) timing for start of engineering work, construction, and receipt of permits; (xvi) changes in commodity prices and exchange rates; (xvii) currency and interest rate fluctuations; (xviii) timing for first gold production; and (xix) the Company's objectives and strategies.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, (i) the future price of gold; (ii) anticipated costs and the Company’s ability to fund its programs; (iii) the Company’s ability to carry on exploration and development activities; (iv) the Company’s ability to secure and to meet obligations under property agreements; (v) the timing and results of drilling programs; (vi) the discovery of mineral resources and mineral reserves on the Company’s mineral properties; (vii) the obtaining of an agreement with the Adjacent Owner (as defined herein) to develop the entire Camino Rojo Gold Project mineral resource estimate; (viii) the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; (ix) the costs of operating and exploration expenditures, (x) assumptions regarding the ability to meet the conditions precedent regarding drawdown on the the Camino Rojo project loan; (xi) the accuracy of mineral resource and mineral reserve estimations; (xii) that there will be no material adverse change affecting the Company or its properties; (xiii) that all required permits and approvals will be obtained; (xiv) that social or environmental issues might exist, are well understood and will be properly managed; (xv) that there will be no significant disruptions affecting the Company or its properties; (xvi) the Company’s ability to operate in a safe, efficient and effective manner; and (xvii) the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward looking statements include, among others: (i) failing to meet certain conditions precedent to draw the reamining portion of the Camino Rojo project loan; (ii) risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and reserves, including changes in economic parameters; (iii) risks relating to not securing agreements with third parties or not receiving required permits; (iv) failure to obtain required regulatory and stock exchange approvals with respect to any Offering; (v) uncertainty and variations in the estimation of mineral resources and mineral reserves; (vi) delays in or failure to obtain an agreement with the Adjacent Owner with respect to the Camino Rojo Gold Project; (vii) health, safety and environmental risks; (viii) success of exploration, development and operations activities; (ix) risks relating to foreign operations and expropriation or nationalization of mining operations; (x) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xi) delays in getting access from surface rights owners; (xii) uncertainty in estimates of production, capital and operation costs and potential for production and cost overruns; (xiii) the impact of Panamanian or Mexican laws regarding foreign investment; (xiv) the fluctuating price of gold; (xv) assessments by taxation authorities in multiple jurisdictions; (xvi) uncertainties related to title to mineral properties; (xvii) competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; and (xviii) the Company’s ability to identify, complete and successfully integrate acquisitions.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risks and Uncertainties” in this MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

You are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, except in accordance with applicable securities laws. You are urged to read the Company’s filings with Canadian securities regulatory agencies, which you can view online under the Company’s profile on SEDAR at www.sedar.com

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

15.	ABBREVIATIONS USED

C$	Canadian dollars

AIF	Annual Information Form

AISC	All in Sustaining Cost

Ag	Silver

Au	Gold

Canplats	Canplats Resources Corporation

Cerro Quema Report or 2014 PFS	An independent technical report for the Cerro Quema Project entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”) prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum

Company	Orla Mining Ltd.

CSR	Community and Social Responsibility

EPCM	Engineering, Procurement, and Construction Management

ESIA	Estudio de Impacto Ambiental, a Panamanian environmental impact study

g/t	Grams per metric tonne

G&A	General and administrative costs

GAAP	Generally accepted accounting principles, which for the Company are IFRS

Goldcorp	Goldcorp Inc., a predecessor company to Newmont Goldcorp Corporation, prior to April 18, 2019.

MXN	Mexican pesos

Newmont	Newmont Goldcorp Corporation, a publicly traded company resulting from the combination of Newmont Mining Corporation and Goldcorp Inc., effective April 18, 2019.

ha	hectares

HGL	HydroGeoLogica Inc.

IFRS	International Financial Reporting Standards, as issued by the International Accounting Standards Board

IMC	Independent Mining Consultants Inc.

IP	Induced polarization

IRR	Internal rate of return

K tonnes	Thousands of metric tonnes

Koz	Thousands of troy ounces

KCA	Kappes Cassiday and Associates

LOM	Life of mine

m	metres

M&I	Measured and indicated

MD&A	Management's Discussion and Analysis

MIA	Manifiesto de Impacto Ambiental. In English, an Environmental Impact Statement

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and six months ended June 30, 2020	United States dollars unless otherwise stated

NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”

NPV	Net present value

Pb	Lead

PFS	Pre-Feasibility Study

RC	Reverse circulation

RGI	Resource Geosciences Incorporated

SEDAR	The System for Electronic Document Analysis and Retrieval, a filing system operated by the Canadian Securities Administrators, accessible at: www.sedar.com

SEMARNAT	Secretaría del Medio Ambiente y Recursos Naturales. In English, the Secretariat of Environment and Natural Resources (Mexico)

t	Metric tonne, equal to 1,000 kilograms (approximately 2,205 pounds)

TSX	Toronto Stock Exchange

$	United States dollars

Zn	Zinc